Exhibit 99.1

LightInTheBox Announces Annual General Meeting Results

SINGAPORE, October 11, 2024 /PRNewswire/ -- LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), an apparel e-commerce retailer that ships products to consumers worldwide, announced that all resolutions presented to the shareholders at its annual general meeting (the “Annual General Meeting”) held on October 11, 2024 were duly passed.

The full text of the resolutions proposed and passed at the Annual General Meeting can be found in the notice of the Annual General Meeting, which was filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on September 11, 2024 and is also available on the Company’s website at https://ir.lightinthebox.com/.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is an apparel e-commerce retailer that ships products to consumers worldwide. With a focus on serving middle-aged and senior customers, LightInTheBox leverages its global supply chain and logistics networks, along with its in-house R&D and design capabilities to offer a wide selection of comfortable, aesthetically pleasing and visually interesting apparel that brings fresh joy to customers. LightInTheBox operates its business through www.lightinthebox.com, www.ezbuy.sg and other websites, as well as mobile applications that are available in more than 20 major languages and 140 countries and regions. The Company is headquartered in Singapore, with additional offices in California, Shanghai, and Beijing.

For more information, please visit www.lightinthebox.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, its business outlook, and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the SEC, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox's future business developments, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance its customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@lightinthebox.com

Jenny Cai

Piacente Financial Communications

Email: lightinthebox@tpg-ir.com

Brandi Piacente

Piacente Financial Communications

Tel: +1-212-481-2050

Email: lightinthebox@tpg-ir.com